Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

July 22, 2013

Barclays YEELDS

What Are YEELDS and How Do They Work?

YEELDS (Yield Enhanced Equity Linked Debt Securities) are senior, unsecured debt obligations of Barclays Bank PLC that are linked to the performance of an equity security, or a “reference asset”.

YEELDS offer investors the opportunity to earn positive returns in two ways:

(i)fixed, periodic interest payments, which are typically paid monthly or quarterly, and are independent of the price of the reference asset at any time; and (ii)upside participation in any increase in the price of the reference from its initial price to its final price (subject to adjustments, as described below), subject to a maximum return, which will typically be referred to as the “equity cap price” in the applicable pricing supplement.

The “initial price” (or “initial value”) of the reference asset will be determined on the trade date and will be set forth in the applicable pricing supplement. The principal amount per note of YEELDS will be equal to the initial price.

The “final price,” which may be referred to in the applicable offering documents as the “settlement value,” will typically be based on the closing price per share of the reference asset on the valuation date for the YEELDS, which will be a specified date prior to the maturity date. It may also be based on the volume-weighted average price (or “VWAP”) on such day or the average closing price or VWAP over multiple days prior to the maturity date of the YEELDS. The final price will be subject to a multiplier, which will initially be 1, and will be subject to adjustment in the event of certain corporate events, such as stock splits, reverse stock splits and extraordinary dividends, that will be explained in the applicable offering documents.

In addition, the final price will be subject to adjustment in the event that the issuer of the reference asset issues cash dividends during the term of the YEELDS in excess of an expected dividend schedule (in which case the final price will be adjusted upwards) or that fall short of the expected dividend schedule (in which case the final price will be adjusted downwards). The method for calculating such adjustments, and the expected dividend schedule for the reference asset issuer, will be determined by Barclays Bank PLC and will be set forth in the offering documents for the applicable YEELDS.

Unless otherwise set forth in the applicable offering documents, investors will be fully exposed to the downside performance of the reference asset from its initial price to its final price. If the final price of the reference asset is less than the initial price, investors will lose some or all of the principal amount of their YEELDS (without taking into account the fixed interest payments on the YEELDS).

YEELDS may provide for physical settlement at the option of Barclays Bank PLC. If Barclays Bank PLC were to elect this option, an investor would receive shares of the reference asset which have a market value on the valuation date that is equal to the cash payment that the investor would have received had we not elected to exercise our stock settlement option (with any fractional share amounts being paid in cash). The aggregate value of the securities and cash that the investor receives at maturity may be less than the payment that the investor would have received had the issuer not exercised its stock settlement option as a result of fluctuations in the price of the reference asset between the valuation date and the maturity date, and may be substantially less than the value of the investor’s original investment.

YEELDS are issued by Barclays Bank PLC and are subject to the creditworthiness of the issuer. Any payments due on YEELDS are not, either directly or indirectly, an obligation of any third party. The terms for any particular series of YEELDS will be described in the relevant offering documents. Investors are urged to read carefully the applicable offering documents and to consult with their own advisors prior to making an investment in YEELDS.

Investing in YEELDS involves a number of risks. Please see “Certain Risk Considerations” below.

Hypothetical Examples of YEELDS

Below are several examples of the returns that an investor may earn on an investment in YEELDS if the investor holds their YEELDS to maturity. These examples are purely hypothetical and do not represent the terms of an actual offering of YEELDS. These examples are included for illustrative purposes only, and do not constitute a guaranteed return or performance with respect to any series of YEELDS.

The terms of any issuance of YEELDS, and the risks associated with an investment in the YEELDS, will be set forth in the relevant offering documents. Investors are urged to read such documents carefully and consult with their own advisors prior to investing in YEELDS.

Hypothetical example

Reference Asset: Common Stock of XYZ Corp.

Tenor: 1 year

Interest Rate: 7% per year

Initial Price: $20.00

Issue Price: $20.00 per note

Equity Cap Price: $24.00, which is 120% of the Initial Price

The thick light blue line in this example represents the return on the YEELDS, while the thin grey line represents the return on a direct investment in the reference asset (excluding any dividends or other distributions paid to holders of the reference asset).

Figure 1: Hypothetical payoff at maturity

Predetermined Maximum Return

Total Return at Maturity

Performance of the Reference Asset

The predetermined maximum return in the graph above represents (i) a payment at maturity of $24.00 per note (equal to the Equity Cap Price) plus (ii) total interest payments of $1.40 per note (equal to 7% of the principal amount per note), or payments of $25.40 per note in the aggregate.

The example above assumes that no adjustments were made to the initial price or the final price of the reference asset and further assumes that the issuer did not have or did not elect to exercise our stock settlement option, in each case as described above under “What are YEELDS and How Do They Work?”.

Example 1: Example 2: Example 3: Example 4:

Reference Asset is Down 10% Reference Asset is Up 30% Reference Asset is Up 10% Reference Asset is Down 30%

XYZ Initial Price: $20 XYZ Initial Price: $20 XYZ Initial Price: $20 XYZ Initial Price: $20

XYZ Final Price: $18 XYZ Final Price: $26 XYZ Final Price: $22 XYZ Final Price: $14

Coupon = 4 payments of Coupon = 4 payments of Coupon = 4 payments Coupon = 4 payments of

$0.35 per quarter $0.35 per quarter of $0.35 per quarter $0.35 per quarter

Payment at maturity = $18 Payment at maturity = Payment at maturity = Payment at maturity = $14 per note, excluding final $24 per note, excluding $22 per note, excluding per note, excluding final interest payment final interest payment final interest payment interest payment

Total return on Total return on Total return on Total return on investment: -3% investment: 27.00% investment: 17.00% investment: -23.00%

Certain Risk Considerations

Some of the risks related to YEELDS are described below. Before investing in YEELDS, you should read the relevant prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing.

Credit of Issuer

The YEELDS detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on YEELDS, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the YEELDS. In the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the YEELDS.

No Rights to the Reference Asset

As a holder of YEELDS, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited Liquidity

You should be willing to hold YEELDS to maturity. There may be little or no secondary market for YEELDS. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in YEELDS. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in YEELDS. If you sell YEELDS prior to their maturity, you may have to sell them at a substantial loss.

The Estimated Value of YEELDS is Expected to be Less than the Issue Price of the YEELDS

The estimated value of YEELDS on their trade date, based on the issuer’s internal pricing models, is expected to be lower than the issue price of the YEELDS. The difference between the issue price of YEELDS and the issuer’s estimated value is expected as a result of certain factors, such as the inclusion in the issue price of sales discounts, commissions or fees paid to Barclays Capital Inc. or other affiliates of the issuer or other intermediaries, the estimated profit that the issuer or its affiliates expects to earn in connection with structuring the YEELDS and certain hedging and development costs that the issuer may incur in connection with the YEELDS.

The issuer’s estimated value will be based on a number of variables, including the issuer’s internal funding rates, which may vary from the levels at which the issuer’s benchmark debt securities trade in the secondary market. The issuer’s estimated value of a series of YEELDS may be lower if such estimated value was based on the secondary market levels described in the preceding sentence. The pricing models of Barclays Bank PLC are based on a number of subjective assumptions that may or may not materialize and may prove to be inaccurate. Such pricing models may also be different from the pricing models of other financial institutions.

Certain Built-in Costs are Likely to Adversely Affect the Value of YEELDS prior to Maturity

The original issue price of YEELDS may include an agent’s commission and includes the cost of hedging our obligations under the YEELDS, as noted above. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase YEELDS from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of YEELDS could result in a substantial loss to you.

Your Own Evaluation of the Merits

In connection with any purchase of YEELDS, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in YEELDS before investing.

Historical Results Not Indicative of Future Performance

The historical performance of the Reference Asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the YEELDS, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market Risk

The return, if any, on YEELDS is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the YEELDS. If the price of the reference asset declines, you may lose some or all of your investment at maturity.

Certain Risk Considerations

Price Volatility

Movements in the price of the reference asset are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether price of the reference asset will rise or fall during the term of the YEELDS. Changes in the price of the reference asset will determine the payment at maturity on the YEELDS. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the YEELDS if the price of the reference asset declines. Accordingly, you should be willing and able to bear the loss of some or all of your investment.

You May Lose some or all of Your Initial Investment; Interest Payments May not be Sufficient to Offset Losses

YEELDS expose investors to the same downside price risk as the reference asset (i.e., you are subject to losses resulting from any decrease in the price of the reference asset) if the final price of the reference asset is less than the initial price (in each case, subject to adjustment, as described above). In such cases, you could lose some or all of the principal amount of your initial investment, and the interest payments made on YEELDS may not be sufficient to offset your losses at maturity.

The Return on YEELDS Will Not Exceed the Return Represented by the Equity Cap Price Plus the Interest Payments on the YEELDS

YEELDS do not have the same price appreciation potential as the reference shares to which it is linked because the payment to you at maturity will not exceed the Equity Cap Price (as described above). Your return on YEELDS is limited to the interest payments on the YEELDS plus the return represented by the Equity Cap Price. In contrast, owning shares of the reference asset entitles you to the full appreciation of such shares.

Many Unpredictable Factors, including Economic and Market Factors, will Impact the Value of YEELDS

In addition to price of the reference asset on any day, the market value of YELDS will be affected by a number of economic and market factors that may either offset or magnify each other, including: •the expected volatility of the reference asset; •the time to maturity of the YEELDS; •interest and yield rates in the market generally; •a variety of economic, financial, political, regulatory or judicial events; •supply and demand for the YEELDS; and •the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential Conflicts of Interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the YEELDS. The calculation agent will make determinations related to the YEELDS, including calculating the amounts payable to you under the YEELDS and making judgments related to the price of the reference asset or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under YEELDS.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the YEELDS, including hedging its obligations under the YEELDS. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in YEELDS.

The Wealth and Investment Management Division of Barclays May Sell YEELDS to Certain of its Customers and May Receive Compensation from Barclays Bank PLC in this Capacity The Wealth and Investment Management division of Barclays (“WIM”) may offer YEELDS to its clients and be compensated for doing so. WIM, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of YEELDS to you and, as such, its role may create a potential conflict of interest. WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of YEELDS by you. If you are considering whether to invest in YEELDS through WIM, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

Earn success with Barclays

Barclays Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We deliver practical solutions that benefit and make sense for our clients, including: •All Asset Classes and Structures Under One RoofSM

Commitment to our clients: client service is the foundation for our success

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus and product supplement) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the product supplement, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the product supplement, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, Barclays Capital Inc., WIM or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or WIM sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

© 2013 Barclays Bank PLC. All Rights Reserved

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